UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2024

Commission File Number 001-37928

ChipMOS TECHNOLOGIES INC.

(Translation of Registrant’s Name Into English)

No. 1, R&D Rd. 1, Hsinchu Science Park

Hsinchu, Taiwan

Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: February 22, 2024	ChipMOS TECHNOLOGIES INC. (Registrant)

	By:	/S/ S. J. Cheng
	Name:	S. J. Cheng
	Title:	Chairman & President

On February 22, 2024, ChipMOS TECHNOLOGIES INC. (the “Company”) (Taiwan Stock Exchange: 8150 and NASDAQ: IMOS) held the 19th meeting of its 10th Board of Directors (the “Board”), at which time the following matters were resolved and public announcements were made in Taiwan regarding such resolutions:

(1)
The Company's consolidated financial statements for the fiscal year 2023;
(2)
Earnings distribution plan for the fiscal year 2023;
(3)
Convention of the 2024 annual shareholders’ meeting (the “2024 AGM”);
(4)
Approval of the release of managerial officers from the restriction of engaging in competitive activities in accordance with Article 32 of the Company Act; and
(5)
Ms. Jennifer Chen (Ms. Yu-Ying Chen), senior vice president of the Company, will be deemed to cease her status as a “key operations manager” on March 1, 2024 pursuant to the interpretation of the Taiwan Stock Exchange’s Verification and Disclosure Procedures for Material Information of Securities Listed Companies due to position adjustment.

With respect to resolution (1), the Company’s consolidated results for the fiscal year 2023 include:

- operating revenue of NT$21,356,228 thousand,

- gross profit from operations of NT$3,549,425 thousand,

- operating profit of NT$1,908,452 thousand,

- profit before income tax of NT$2,268,226 thousand,

- profit for the year of NT$1,893,428 thousand,

- profit attributable to equity holders of the Company of NT$1,893,428 thousand,

- basic earnings per share of NT$2.60; and

as of December 31, 2023,

- total assets were NT$46,160,484 thousand,

- total liabilities were NT$21,306,832 thousand,

- equity attributable to equity holders of the Company was NT$24,853,652 thousand.

On resolution (2), the Board resolved that NT$1.80 per share will be distributed from earnings to the shareholders in the form of a cash dividend. The total amount of cash to be distributed to shareholders is NT$1,309,032,227. If any future event affects the total amount of the Company’s outstanding shares (for example, the Company buys back treasury shares) and causes changes in the total amount of the Company's outstanding shares, the Chairman is authorized to adjust the distribution ratio based on the total amount of earnings distribution approved at the 2024 AGM and the actual amount of the Company’s outstanding shares as of the record date of distribution.

On resolution (3), the Board resolved that the 2024 AGM will be convened on May 30, 2024 at Hsinchu Science Park Life Hub, Einstein Hall (2F, No. 1, Industry E. 2nd Rd., Hsinchu Science Park, Hsinchu City, Taiwan). The matters for convening the 2024 AGM are as follows:

(1)
Report Items:
i.
Company's business report for the fiscal year 2023;
ii.
Audit Committee’s review report of the financial statements for the fiscal year 2023; and

iii.
Report of the status of distributable compensation for employees and directors for the fiscal year 2023.
(2)
Matters for Ratification:
i.
Adoption of the financial statements for the fiscal year 2023; and
ii.
Adoption of the earnings distribution plan for the fiscal year 2023.
(3)
Elections:
i.
To elect nine directors (including independent directors) of the 11th Board of Directors.
(4)
Other Proposals:
i.
Release of restriction under Article 209 of the Company Act prohibiting of the 11th Board of Directors from participation in businesses competing with the Company.
(5)
Book closure starting date: April 1, 2024.
(6)
Book closure ending date: May 30, 2024.
(7)
Proposals for discussion at the 2024 AGM and nomination of director and independent director candidates submitted from March 22, 2024 to April 1, 2024 and the place designated for accepting such proposal and nomination is the Company (address: No. 1, R&D Rd. 1, Hsinchu Science Park, Hsinchu City, Taiwan).

On resolution (4), the Board resolved to appoint Mr. Vincent Hsu, executive vice president of the Company, as the Company’s representative to participate in re-election of directors (candidate) at the shareholders’ meeting of JMC ELECTRONICS CO., LTD. dated May 29, 2024. According to Article 32 of the Company Act, a managerial officer of a company shall not concurrently act as a managerial officer of another company, nor shall he/she engage, for his/her benefit or for any other, in any business which is the same as that of the company appoints him/her, unless otherwise approved by the board of directors of that company.